Ecopetrol S.A. announces partial prepayment of loan agreement executed with international banks

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that to continue with its integral debt management strategy, it plans to prepay on October 18, 2024, USD 500 million out of the USD 1,000 million outstanding balance of that certain loan agreement executed with international banks in September 2023 and maturing in September 2030 (the “2030 Loan”).

Ecopetrol plans to prepay the 2030 Loan with the funds from the external credit of USD 250 million executed with Sumitomo Mitsui Banking Corporation (announced through relevant information on August 21, 2024) and available cash on hand for USD 250 million.

This prepayment is expected to reduce the Company's financial expenses and is a result of Ecopetrol's solid cash position and ability to manage and optimize its financing sources.

The prepayment confirms Ecopetrol‘s commitment to continue improving its credit metrics and increasing shareholder returns.

Bogota D.C., October 10, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Cristhian Prado Castillo

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co